--------------------------
                                                        OMB APPROVAL
                                                     --------------------------
                                                     OMB Number: 3235-0145
                    UNITED STATES                    Expires: December 31, 2005
          SECURITIES AND EXCHANGE COMMISSION         Estimated average burden
               Washington, D.C. 20549                hours per response .....11
                                                     --------------------------


                                 SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                               (Amendment No.1)


                         DELTA AIR LINES INCORPORATED

-----------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   247361108
-----------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 28, 2004
-----------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [X]  Rule 13d-1(b)

          [ ]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 247361108                   13G

_____________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

		MERRILL LYNCH & CO., INC. (MERRILL LYNCH)

_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [ ]

_____________________________________________________________________________
3.   SEC USE ONLY

_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware

_____________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                  Disclaimed (See #9 below)
            _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                 Disclaimed (See #9 below)
            _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                Disclaimed (See #9 below)
            _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                   Disclaimed (See #9 below)
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Merrill Lynch & Co. disclaims beneficial ownership in all shares of Delta Air Lines, Inc. held by Merrill Lynch, Pierce, Fenner and Smith and Merrill Lynch Professional Clearing Corp.
_____________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                           Disclaimed (See #9 above)
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

                           HC, CO
_____________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
CUSIP No. 247361108                   13G
_____________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             MERRILL LYNCH PEIRCE FENNER & SMITH, INC.  (MLPF&S)
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
_____________________________________________________________________________
3.   SEC USE ONLY
_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
_____________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                  5,174,707
            _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                 0
            _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                5,174,707
            _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                   0
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     MLPFS holds 18,950 shares of common stock and 51,379 option contracts which could be converted into 5,137,900 shares of common stock, and a 500,000 face value convertible bonds which could be converted into 17,857 shares of common stock, together totaling 5,174,704 shares of common stock representing 4.19% of the companies outstanding shares. As of the reporting date ML Pro no longer holds any option contracts or shares of common stock in Delta Air Lines. Merrill Lynch holds 5,137,900 shares of common stock representing 4.19% of the companies outstanding shares.
_____________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
MLPFS holds 18,950 shares of common stock and 51,379 option contracts which could be converted into 5,137,900 shares of common stock, and a 500,000 face value convertible bonds which could be converted into 17,857 shares of common stock, together totaling 5,174,704 shares of common stock representing 4.19% of the companies outstanding shares. As of the reporting date ML Pro no longer holds any option contracts or shares of common stock in Delta Air Lines. Merrill Lynch holds 5,137,900 shares of common stock representing 4.19% of the companies outstanding shares.
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                           BD, CO
_____________________________________________________________________________
CUSIP No. 247361108                   13G
_____________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             MERRILL LYNCH PROFESSIONAL CLEARING CORP.  (ML PRO)
_____________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
_____________________________________________________________________________
3.   SEC USE ONLY
_____________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                           Delaware
_____________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                  0
            _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                 0
            _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                0
            _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                   0
_____________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 As of the reporting date ML Pro no longer holds any option contracts or shares of common stock in Delta Air Lines.
_____________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                          [_]
_____________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

As of the reporting date ML Pro no longer holds any option contracts or shares of common stock in Delta Air Lines.
_____________________________________________________________________________
12.  TYPE OF REPORTING PERSON*
                           BD, CO
_____________________________________________________________________________







CUSIP No. 247361108                  13G
_____________________________________________________________________________
Item 1(a).  Name of Issuer:
                                  DELTA AIR LINES INC.
_____________________________________________________________________________
Item 1(b).  Address of Issuer's Principal Executive Offices:

                                  HARTSFIELD ATLANTA INTL AIRPORT
                                  1030 DELTA BLVD
                                  ATLANTA, GA 30354-1989
_____________________________________________________________________________
Item 2(a).  Name of Person Filing:
                                  MERRILL LYNCH & CO. INC.
                                  MERRILL LYNCH PIERCE FENNER & SMITH INC.
                                  MERRILL LYNCH PROFESSIONAL CLEARING CORP.
___________________________________________________________________________
Item 2(b).  Address of Principal Business Office, or if None, Residence:

                                  MERRILL LYNCH & CO., INC.
                                  4 WORLD FINANCIAL CENTER
                                  NEW YORK, NEW YORK 10080

                                  MERRILL LYNCH PIERCE FENNER & SMITH INC.
                                  4 WORLD FINANCIAL CENTER
                                  NEW YORK, NEW YORK 10080

                                  MERRILL LYNCH PROFESSIONAL CLEARING CORP.
                                  4 WORLD FINANCIAL CENTER
                                  NEW YORK, NEW YORK 10080
__________________________________________________________________________
Item 2(c).  Citizenship:
                                  SEE ITEM 4 OF COVER PAGES
_____________________________________________________________________________
Item 2(d).  Title of Class of Securities:
                                  COMMON STOCK
_____________________________________________________________________________
Item 2(e).  CUSIP Number:
                                  247361108
_____________________________________________________________________________
Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [X] Broker or dealer registered under Section 15 of the Exchange Act.
(b) [_] Bank as defined in Section 3(a)(6) of the Exchange Act.
(c) [_] Insurance company as defined in Section 3(a)19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e) [_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)
(f) [_] An employee benefit plan or endowment fund in accordance with
           Rule 13d-1(b)(1)(ii)(F)
(g) [_] A parent holding company or control person in accordance with
           Rule 13d-1(b)(1)(ii)(G)
(h) [_] A savings association as defined in Section 3(b) of the Federal
           Deposit Insurance Act
(i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(j) [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
CUSIP No. 247361108                      13G

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
                                          SEE ITEM 9 OF COVER PAGES
(b)	Percent of class:
                                          SEE ITEM 11 OF COVER PAGES

(c)	Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:
                                          SEE ITEM 5 OF COVER PAGES
          (ii)  Shared power to vote or to direct the vote:
                                          SEE ITEM 6 OF COVER PAGES
          (iii) Sole power to dispose or to direct the disposition of:
                                          SEE ITEM 7 OF COVER PAGES
          (iv)  Shared power to dispose or to direct the disposition of
                                          SEE ITEM 8 OF COVER PAGES
_____________________________________________________________________________
Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ]
_____________________________________________________________________________
Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                   NOT APPLICABLE
_____________________________________________________________________________

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   NOT APPLICABLE
_____________________________________________________________________________
Item 8.  Identification and Classification of Members of the Group.

         Although Merrill Lynch & Co., MLPF&S and ML PRO are affiliates and have determined to file jointly, the reporting persons are of the view that their affiliation does not cause them to be acting as a group within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "1934 Act").
_____________________________________________________________________________
Item 9.  Notice of Dissolution of Group.

                   NOT APPLICABLE
_____________________________________________________________________________







CUSIP No. 247361108                      13G

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                       SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                MERRILL LYNCH & CO., INC



Dated:  March 10, 2004          By:  /s/ Lawrence M. Egan, Jr.
                                ----------------------------------------------
                                Name: Lawrence M. Egan, Jr.
                                Title:  Attorney-in-Fact*
                                        Assistant Secretary


                                MERRILL LYNCH PIERCE FENNER & SMITH INC.



Dated:  March 10, 2004          By:  /s/ Lawrence M. Egan, Jr.
                                ----------------------------------------------
                                Name:   Lawrence M. Egan, Jr.
                                Title:  Attorney-in-Fact**
                                        Assistant Secretary



                                MERRILL LYNCH PROFESSIONAL CLEARING CORP.



Dated:  March 10, 2004          By:  /s/ Thomas H. Patrick, Jr.
                                ----------------------------------------------
                                Name:   Thomas H. Patrick, Jr.
                                Title:  Senior Vice President and Director

____________________
* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit 1.

** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached hereto as Exhibit 2.


                                  Schedule 13G
                                    Exhibit 1

                                Power of Attorney

     The undersigned, Merrill Lynch & Co., Inc. (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 2560 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under
Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or
Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in a all respects as if the undersigned could do if personally present.

     This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.

     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 17th day of November 1995.


                                  MERRILL LYNCH & CO., INC.


                                  By:  /s/ David H. Komansky


                                  _____________________________________________
                                  Name:  David H. Komansky
                                  Title:  President and Chief Operating Officer






                                  Schedule 13G
                                    Exhibit 2


                               Power of Attorney

     The undersigned, Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Corporation"), a corporation duly organized under the laws of Delaware, with its principal place of business at World Financial Center, North Tower, 2560 Vesey Street, New York, New York 10281 does hereby make, constitute and appoint Richard B. Alsop, Richard D. Kreuder, Andrea Lowenthal, Gregory T. Russo, or any individual from time to time elected or appointed as secretary or an assistant secretary of the Corporation, acting severally, each of whose address is Merrill Lynch & Co., Inc., World Financial Center, North Tower, 250 Vesey Street, New York, New York 10281, as its true and lawful attorneys-in-fact, for it and in its name, place and stead (i) to execute on behalf of the Corporation and cause to be filed and/or delivered, as required under Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the regulations thereunder, any number, as appropriate, of original, copies, or electronic filings of the Securities and Exchange Commission Schedule 13D or Schedule 13G Beneficial Ownership Reports (together with any amendments and joint filing agreements under Rule 13d-1(f)(1) of the Act, as may be required thereto) to be filed and/or delivered with respect to any equity security (as defined in Rule 13d-1(d) under the Act) beneficially owned by the undersigned and which must be reported by the undersigned pursuant to Section 13(d) of the Act and the regulations thereunder, (ii) to execute on behalf of the Corporation and cause to be filed and/or delivered, any number, as appropriate, of original, copies or electronic filings of any forms (including without limitation), Securities and Exchange Commission Forms 3, 4 and 5) required to be filed pursuant to
Section 16(a) of the Act and the regulations thereunder, and (iii) generally to take such other actions and perform such other things necessary to effectuate the foregoing as fully in a all respects as if the undersigned could do if personally present.

     This Power of Attorney shall remain in effect until revoked, in writing, by the undersigned.


     IN WITNESS WHEREOF, the undersigned has executed this Power of Attorney, this 25th day of February 1995.



                             MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

                             By:  /s/ David H. Komansky


                             __________________________________________________
                             Name:  David H. Komansky
                             Title:  President and Chief Operating Officer